Jetpack Aviation Corporation



ANNUAL REPORT

14218 Aetna Street, Van Nuys, CA. 91401
www.jetpackaviation.com

This Annual Report is dated April 28, 2017

BUSINESS

Corporate Background and General Overview

Jetpack Aviation Corporation ("**JPA**") was formed as a Delaware corporation on September 14, 2016, for the purposes of finalizing the development of and commercializing the worlds first portable jet-turbine powered jetpack, the JB10.

First launched in November 2015 (as the JB-9), the current version, JB10, is the result of over 40 years of testing and development by two of the worlds leading jetpack and rocketbelt experts. Highly controllable and capable of vertical take-off and landing ("**VTOL**"), the JB10 is world class, cutting edge technology at the forefront of a new sector in the global aviation industry, and is small enough to be carried by the pilot or fit into a car boot, meaning it can be easily transported and deployed. The JB10 is powered by kerosene or diesel fuel, which is inexpensive and readily available, and can travel at up to 68mph and is expected to reach altitudes in excess of 6,500ft. Further versions of the jetpack are expected to be capable of higher speeds.



THE JB-10 JETPACK

Our team has a long track record of working with America's Federal Aviation Authority (FAA) in developing and certifying new parts and systems for the aerospace industry. Our founders are two of the most experienced personal VTOL aircraft entrepreneurs in the world. Nelson Tyler and David Mayman are two of only 14 people to ever fly a rocketbelt, a hydrogen-peroxide powered jetpack that had a flight time of only 30 seconds. Mr. Tyler developed the first civilian Rocketbelt and flew it in the 1970's. His rocketbelt was flown by Bill Suitor at the opening ceremony of the LA Olympic games in 1984 and watched by over 2 billion people.

Significant commercial applications and opportunities for the jetpack and planed range of VTOL aircraft, include recreational use, civilian commercial, government agencies, military use and display teams.

Developmental History

The process of developing JB10 has been one many years of design, testing and redesign. A Jetpack, by its nature, needs to be very light and compact, have crisp handling but also be stable in all three axes of flight. The engines need to be small, light, powerful and reliable. JPA has experimented with many different engine types over the years, with varying degrees of success.

Our goal has always been to produce the lightest and smallest jetpack possible. As a result, twin turbojet engines were chosen to power the JB10. The engines are supplied by a specialist jet turbine manufacturer in Europe, however, we have made many modifications to the standard engines and control units in order for them to perform as required for use in the JB10 jetpack.

We secured a 2-year exclusive agreement with the company that supplies the Jet engines. The agreement restricts the engine maker from supplying engines to other persons or companies wishing to develop a personal vertical take-off and landing ("**VTOL**") craft. This agreement may be extended if we demonstrate that we are ordering sufficient engines and will continue to be an important customer in the future.

We also own the tooling to some specific modifications that have been made to the engines allowing them to be used for a jetpack. The design of the airframe is based on Mr. Tyler's earlier experience with rocket belts, with many changes needed related to the size, weight and shape of the engines as well as control systems and engine management systems. By comparison, a rocketbelt is very simple; it catalyzes hydrogen peroxide fed under pressure into a silver screen catalyst pack. Not a single piece of electronics is needed. The downside is extremely short flight times – the world record flight time is approximately 30 seconds. Due to the jet engines used in the JB-10, it requires sophisticated systems to start and cool the engines, to manage fuel flow and to capture operating information for display to the pilot. All of our technology has been developed by us and is proprietary to the Company.

Most of the initial testing was carried out in Van Nuys, CA – including the early static engine tests and initial on-tether flight tests.

JPA is dedicated to remaining at the forefront of personal VTOL transport and is already working on electrically powered alternatives.

Competition

While we currently are leading our field, and believe we have no direct competition, other recreational vehicle or aviation companies such as the manufacturer of light general aviation aircraft and kit aircraft, could copy the JB10 design, or reverse engineer it to create a competing jetpack. Also, a competing company may develop an aviation device similar to the JB10 in terms of size and capabilities, but which does not infringe on any of our intellectual property rights. Examples of potential competitors include: the Martin Aircraft Company, Ehang company (personal commuter drone), the DJI drone company, Kitfox Aircraft, Acro Sport, Inc, Glasair Aviation, Lancair International Inc, AeroMobil and AVIC China,

Other aircraft types could be developed to fulfil missions for which we intend to market our range of jetpacks. For example, large autonomous drones or autonomous mini helicopters could be used for search and rescue, surveillance and personnel extraction. At this time, we also have no direct competition in the personal recreational aircraft market. Ultralight helicopters and fixed wing aircraft have been generally available for some time but no company or person has developed and offered for sale a turbine powered jetpack. The Martin Aircraft Company, a New Zealand based company, is in the process of developing a single engine gasoline powered ducted fan aircraft which it has branded as a jetpack. It is very different in design to our jetpack – it is not powered by jet engines and is much too large and heavy for a person to carry. Notwithstanding the foregoing, the Martin Aircraft may be utilized by some of our prospective customers and therefore compete with our products.

Employees

The Company has no employees other than its sole officer and director, as of the date hereof.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

Jetpack Aviation, Ltd, a Hong Kong corporation, our wholly owned subsidiary, owns the designs and intellectual property related to our jetpack. It has 25 pending patent claims in the United States and before the World Intellectual Property Organization.

Indebtedness

Other than customary credit card debt which is reflected in our financial statements under accounts payable and accrued expenses, the Company has no indebtedness.

Previous Offerings

Between January 1, 2017 and April 27, 2017, we sold approximately 31,000 shares of common stock pursuant to Regulation CF, the proceeds of which have been used for engineering and general working capital.

In December 2016, we issued a consultant a warrant to purchase 100,000 shares of common stock having an exercise price of $0.01 per share, in exchange for certain services to be rendered to us. The warrant vests in equal monthly installments over 18 months.

In or about October 2016, we issued 1,508 shares of common stock under Regulation D of the Securities Act Rules in exchange for $6.63 per share. The proceeds of this offering was used for working capital.

In September 2016, we issued a warrant to purchase 137,278 shares of common stock having an exercise price of $5.00 per share, in exchange for prior services rendered to our subsidiary. The warrant was issued pursuant to Regulation S of the Securities Act Rules.

In September 2016, we issued 8,135,000 shares of common stock under Regulation S of the Securities Act Rules in exchange for shares of Jetpack Aviation, Ltd.

In September 2016, we issued 166,020 shares of common stock to a vendor in payment of prior services provided to us. The shares were issued pursuant to Section 4(a)(2) under the Securities Act.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment. We were formed in September 2016 (and our Hong Kong subsidiary was formed in May 2015), and we have not yet begun producing or delivering our first jetpack. To date, we have limited revenues. Our jetpack requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of a jetpack is a capital-intensive business. We estimate that we will need to raise an additional approximately $10,000,000 to reach the commercial production stage. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish a sales team, improve infrastructure, and make the investments in tooling and manufacturing equipment required to commercially launch our jetpack. There can be no assurance that such financing will be available in sufficient amounts, when and if needed, on acceptable terms or at all. These conditions raise substantial doubt about our ability to continue as a going concern within one year after the date hereof, without obtaining additional financing. The precise amount and timing of the funding needs cannot be determined accurately at this time, and will depend on a number of factors, including the market demand for our products, the quality of technology development efforts, management of working capital, and continuation of normal payment terms and conditions for purchase of services. We are uncertain whether our cash balances and cash flow from operations will be sufficient to fund our operations for the next twelve months. If we are unable to substantially increase revenues, reduce expenditures, or otherwise generate cash flows for operations, then we will need to raise additional funding to continue as a going concern.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of our common stock.

We face significant barriers in our attempt to produce our jetpack, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to commercially produce our jetpack. We do not yet have a final commercial design, a commercial manufacturing facility or manufacturing processes. Large capital amounts shall be required to design and manufacture jetpacks. In addition, there are long lead times to bring jetpacks to market from the concept and design stage, there is a need for specialized design and development expertise, there are regulatory requirements, we must establish a brand name and image and need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

We face several regulatory hurdles.

Our jetpack will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, and noise control, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Loss or Destruction of Prototypes

The destruction or loss of our prototypes could be costly and substantially delay the commercialization of our technology.

Supply of Components

We have significant reliance on the suppliers of technical components to manufacture our jetpack. While our suppliers (and proposed suppliers) should be able to meet our demand for components, if we were to scale up our operations to commence manufacturing a number of jetpacks it remains to be seen if such suppliers can keep up with our demand. Any failure by suppliers to meet demand, or any requirements for us to source components from an alternative supplier, could hamper our growth prospects.

Intellectual Property

There is a risk of a claim being brought against us by a third party alleging that all or part of our jetpack infringes such third party's intellectual property rights (including patents). This risk is essentially present with all early stage technology companies, but the Company has sought to mitigate this with its own intellectual property strategy. The idea of the "jet pack" has been around for over 70 years, so it is not possible to patent the "jetpack" concept. However, it may be possible to patent the specific technologies within our jetpack that made the concept workable for the first time. Our patent attorneys believe that the present patent policy being followed by the Company, if continued, will provide sound and comprehensive protection not only for the JB-10 device but also for the various improvements to that device which are made as the design develops.

Demand is uncertain.

We are uncertain of the actual demand for our jetpacks. This is a new industry, and our jetpacks are inherently dangerous. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition. We are initially targeting multiple markets for our jetpack, including, military and defense, the first responder market, display teams (airshows, sporting events and major attractions), commercial (security, surveillance, and rapid transport), and the recreational market. Demand in these target markets is uncertain. As a new start-up manufacturer, we will have fewer financial resources than more established aviation vehicle manufacturers to withstand changes in the market and disruptions in demand.

Our success is highly dependent on our current management.

Our success is highly dependent on David Mayman, our founder and Chief Executive Officer, and Nelson Tyler, who both played a critical role in the design and development of our product. Mssrs. Mayman and Tyler have been the driving force behind the development of our jetpack and the company. The loss of their services would have a material adverse effect on our business. We have not obtained any "key man" insurance for either Mr. Mayman or Mr. Tyler.

Aviation is an inherently dangerous undertaking.

Our business involves an entirely new form of aircraft. It is at an early stage of development and as with all such endeavors there is a chance of failure or an accident. Such an occurrence may significantly impact our reputation, our future plans and our capacity to continue development.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Control by Majority Stockholder.

The Company's sole director and majority owner is David Mayman. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity.

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information.

Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

REGULATORY INFORMATION

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

We are considered to be an early stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We commenced operations in September 2016 (our Hong Kong subsidiary commenced operations in May 2015), and are still completing the initial pre-production prototype for our JB10 jetpack.

Financial Statements

Our financial statements can be found at Exhibit A, which are consolidated with the financial statements of our Honk Kong subsidiary. The consolidated financial statements include the results of operations of our Hong Kong subsidiary through September 14, 2016, which is our inception date, at which time the results of our operations are also included.

Operating Results

In 2017, we sold one jetpack for $225,000, but do not anticipate selling more jetpacks until we complete the final design and development of our jetpack and begin taking advanced orders and deposits, which we do not anticipate occurring until at least 2018. Based on our forecast, we believe we can operate our business through February 2018, without revenue generation.

For the years ended December 31, 2015 and December 31, 2016, our consolidated operating expenses were respectively, $294,112 and $505,766, and our consolidated net loss was respectively, $294,112 and $501,016.

Liquidity and Capital Resources

As of December 31, 2015, and December 31, 2016, we had cash of $44,571 and $293,160, respectively. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholders, funds raised into our wholly owned subsidiary, and funds raised in our Regulation CF Offering. We have received $225,000 from the sale of one of our jetpacks, and as of April 27, 2017, we had received approximately $200,000 from the sale of shares of common stock in our Regulation CF Offering.

We will need to raise a substantial amount of additional capital in the future. We anticipate that we will need to raise an additional $10,000,000 in order to complete development of the pre-production prototype, establish manufacturing facilities and begin manufacturing and taking orders for our jetpacks.

We continue to work with the US military and require working capital to meet our commitments. This working capital relates in particular to the development of a safety parachute and engine control system. Furthermore, additional capital will be required to progress the JB11 and JB12 designs. The company continues to work with potential sponsors to develop a jetpack display team.

Plan of Operations

The Company plans to invest in the further development of the JB10 jetpack and our additional range of jetpacks. Specifically, this includes the ongoing development required under our Cooperative Research and Development Agreement with the US military (USSOCOM), a parachute safety system, multi engine jetpack version, training simulator and electric powered training jetpack.

The company is currently working on the following key R&D efforts:

Safety systems: Jetpacks can operate from ground level to over 10,000ft but the majority of flights will be low level and most likely from ground level to several hundred feet high. It is imperative that we develop an effective safety system that rescues the pilot in the case of a catastrophic engine or airframe failure. This is the single most important piece of R&D on which we are currently working. There are many technical risks associated with this R&D and an extensive test program will be required. As of the date of this report, it is difficult to precisely forecast the total funds required to complete this work but we estimate $200,000 - $350,000.

We are attempting to achieve the following milestones:

- JB11: A multi engine version of JB10. Initial test flying is expected to commence in June 2017, with the automated engine management system due for testing in August 2017
- JB12: A fully electric powered jetpack. Design phase expected to be completed in September 2017, with prototype completion and flight tests beginning in December 2017
- JB14: A multiengine, semi-autonomous manned platform. Initial design completion expected in June 2017, with flight testing before the end of 2017.
- JB15: a multiengine, fully-autonomous unmanned platform. Initial design completion expected in February 2018 with flight testing before the end of 2018.

The company has trained 3 pilots and developed a training system which should enable a trainee with no previous aviation experience to be trained within 2-3 weeks.

We are currently researching a number of additional training and testing sites around southern California.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
David Mayman	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
David Mayman	Sole Director	Since inception

David Mayman, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Mayman has served as our CEO, Treasurer, Secretary and sole director since September 2016. He is a passionate aviator and entrepreneur with more than 30 years business experience. He holds a commercial pilot license in the United States and private helicopter licenses in the United States, Australia and Europe. He has extensive experience as a management consultant to large corporations in a wide range of industries including mining, banking and insurance. He has been involved in company start-ups in the resources, software and digital media sectors as an investor, executive and director. Most recently, Mr. Mayman was Director of International Business Development at Market Boomer from 2003 to 2015 and since June 2015, has served as CEO of Jetpack Aviation Limited in Hong Kong, our wholly owned subsidiary. Mr. Mayman holds a Bachelor of Business Administration from KCAE, University of Technology Sydney, Australia.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Mayman	4,800,000 shares of common stock	57.6%
Nelson Tyler	3,200,000 shares of common stock	38.4%

RELATED PARTY TRANSACTIONS

We have a license agreement with our wholly owned subsidiary, Jetpack Aviation Limited, a Hong Kong corporation, pursuant to which we license our technology.

We are a party to an agreement with NTT Enterprises, Inc. ("**NTT**"), which is wholly owned by Nelson Tyler, a significant holder of our common stock, and for which Mr. Tyler serves as sole officer and director, pursuant to which NTT, provides us with design, research and development and fabrication services. During 2016, we paid $154,137 under such agreement.

We have not entered into any other related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share. As of April 27, 2017, approximately 8,333,528 shares of common stock are outstanding, as well as a warrant to purchase 137,278 shares of common stock having an exercise price of $5.00 per share, and a warrant to purchase 100,000 shares of common stock having an exercise price of $0.01 per share. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2017.

JETPACK AVIATION CORPORATION

By   /s/ David Mayman

Title: Chief Executive Officer, Chief Investment Officer, Principal Financial Officer, Principal Accounting Officer and Sole Director

<u>Exhibit A</u>

<u>FINANCIAL STATEMENTS</u>

JETPACK AVIATION CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash and cash equivalents	$ 293,160	$ 44,571
TOTAL CURRENT ASSETS	293,160	44,571
PROPERTY AND EQUIPMENT, net	649,094	473,242
OTHER ASSETS		
Patents	26,551	-
Less: Accumulated amortization	(3,647)	-
TOTAL OTHER ASSETS	22,904	-
TOTAL ASSETS	$ 965,158	$ 517,813

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 94,184	$ 108,760
TOTAL CURRENT LIABILITIES	94,184	108,760
COMMITMENTS AND CONTINGENCIES, note 4		
SHAREHOLDERS' EQUITY		
Common stock, $0.0001 par value, 20,000,000 shares authorized, 8,302,528 and 2,680 shares issued and outstanding, respectively	832	1
Additional paid-in capital	1,665,270	703,164
Accumulated deficit	(795,128)	(294,112)
TOTAL SHAREHOLDERS' EQUITY	870,974	409,053
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 965,158	$ 517,813

No assurance is provided on these financial statements.

JETPACK AVIATION CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016 AND
THE PERIOD FROM MAY 27, 2015 THROUGH DECEMBER 31, 2015

	2016	2015
SALES	$ 4,750	$ -
OPERATING EXPENSES	505,766	294,112
INCOME (LOSS) FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(501,016)	(294,112)
PROVISION FOR INCOME TAXES	-	-
NET INCOME (LOSS)	$ (501,016)	$ (294,112)

No assurance is provided on these financial statements.

JETPACK AVIATION CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016 AND
THE PERIOD FROM MAY 27, 2015 THROUGH DECEMBER 31, 2015

| | Common Stock | | Additional Paid-in | Accumulated | Total Shareholders' |
	Shares	Amount	Capital	Deficit	Equity
Balance, May 27, 2015 (date of inception)	-	$ -	$ -	$ -	$ -
Founders' shares	2,680	1	504,789	-	504,790
Contributions from shareholders	-	-	78,375	-	78,375
Warrants issued for services	-	-	120,000	-	120,000
Net income (loss)	-	-	-	(294,112)	(294,112)
Balance, December 31, 2015	2,680	1	703,164	(294,112)	409,053
Contributions from shareholders	-	-	26,072	-	26,072
Shares issued for cash prior to September 26, 2016	8,132,320	813	676,054	-	676,867
Shares issued for cash subsequent to September 26, 2016	1,508	1	9,997	-	9,998
Shares issued for services	166,020	17	249,983	-	250,000
Net income (loss)	-	-	-	(501,016)	(501,016)
Balance, December 31, 2016	8,302,528	$ 832	$ 1,665,270	$ (795,128)	$ 870,974

No assurance is provided on these financial statements.

JETPACK AVIATION CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016 AND
THE PERIOD FROM MAY 27, 2015 THROUGH DECEMBER 31, 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (501,016)	$ (294,112)
Adjustments to reconcile net income (loss) to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	146,047	62,504
Expenses paid directly by shareholders	26,072	78,375
Shares issued for services	250,000	-
Warrants issued for services	-	120,000
Increase (decrease) in:		
Accounts payable and accrued expenses	(14,576)	108,760
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(93,473)	75,527
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment	(344,803)	(41,996)
NET CASH USED IN INVESTING ACTIVITIES	(344,803)	(41,996)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shares issued for cash	686,865	11,040
NET CASH PROVIDED BY FINANCING ACTIVITIES	686,865	11,040
NET CHANGE IN CASH	248,589	44,571
Cash balance at beginning of year	44,571	-
Cash balance at end of year	$ 293,160	$ 44,571
Supplemental disclosures of cash flow information:		
Interest paid in cash	$ -	$ -
State franchise tax paid in cash	$ -	$ -
Supplemental disclosure of non-cash transactions:		
Contribution of property and equipment by founders at carryover cost	$ -	$ 493,750

No assurance is provided on these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Jetpack Aviation Corporation (formerly named Jetpack Aviation, Inc.) ("Jetpack", "we", "us", "our") was formed on September 14, 2016 in the State of Delaware. The Company's headquarters are located in Van Nuys, California. On September 26, 2016, Jetpack entered into a share exchange agreement with Jetpack Aviation Limited ("Jetpack HK"), a limited liability company incorporated in Hong Kong, pursuant to which each 50 shares issued and outstanding of Jetpack HK common stock would be exchanged for one share of the Jetpack's common stock. The share exchange resulted in the issuance of 8,135,000 shares of Jetpack's common stock and Jetpack HK becoming a wholly owned subsidiary of Jetpack. Jetpack HK was originally established as our intellectual property holding company when the first round of funding was secured from international investors. These funds were invested into Jetpack HK which funded the continuing development of JB-9 and later the JB-10 jetpacks. Jetpack HK owns the designs and intellectual property related to the jetpacks.

For financial reporting purposes, Jetpack HK has been treated as the accounting acquirer in the share exchange due to their being no change in ownership immediately after the share exchange. As a result, these consolidated financial statements include the results of operations of Jetpack HK (the accounting acquirer) through September 14, 2016, which is the inception date of Jetpack, at which time the results of operations of Jetpack are also included. Jetpack Aviation Corporation and Jetpack Aviation Limited are collectively referred to herein as the Company. These financial statements retroactively reflect the capital structure as if the share exchange had occurred on May 27, 2015, the inception date of Jetpack HK.

Basis of Presentation and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses since its inception. The Company incurred a net loss of approximately $501,016 for the year ended December 31, 2016, and had an accumulated deficit of $795,128 as of December 31, 2016. Since inception, the Company has financed its activities principally through equity financing. Management expects to incur additional losses and cash outflows in the foreseeable future in connection with development of its operating activities.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that could result from the outcome of this uncertainty. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company is subject to a number of risks similar to those of other similar stage companies, including dependence on key individuals, successful development, marketing and branding of products; uncertainty of technology development and generation of revenues; dependence on outside sources of financing; risks associated with research, development; protection of intellectual property; and competition with larger, better-capitalized companies. Ultimately, the attainment of profitable operations is dependent on future events, including obtaining adequate financing to fulfill its development activities and generating a level of revenues adequate to support the Company's cost structure.

There can be no assurance however that such financing will be available in sufficient amounts, when and if needed, on acceptable terms or at all. If results of operations for 2017 do not generate sufficient cashflow, or additional capital is not available, management believes it has the ability to reduce certain expenditures. The precise amount and timing of the funding needs cannot be determined accurately at this time, and will depend on a number of factors, including the market demand for the Company's products, the quality of technology development efforts, management of working capital, and continuation of normal payment terms and conditions for purchase of services. The Company is uncertain whether its cash balances and cash flow from operations will be sufficient to fund its operations for the next twelve months. If the Company is unable to substantially increase revenues, reduce expenditures, or otherwise generate cash flows for operations, then the Company will need to raise additional funding to continue as a going concern.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fiscal Year End

Jetpack has a fiscal year end of December 31, 2016 whereas Jetpack HK has a fiscal year end of September 30, 2016. These consolidated financial statements include the accounts of Jetpack HK as of and for the periods ended December 31st to conform to our fiscal year end.

Principles of Consolidation

The consolidated financial statements include the accounts of Jetpack Aviation Corporation and Jetpack Aviation Limited. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to which, deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax basis of assets and liabilities and financial reporting amounts at each year end.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization, and includes expenditures that substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the results of operations. The Company provides for depreciation of property and equipment using the straight-line method over the estimated useful lives or the term of the lease, as appropriate, which is 5 years for equipment.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenues when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Accounts Receivable

We analyze the age of customer balances, historical bad-debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectability of the Company's trade accounts receivable balances. If we determine that the financial conditions of any of our customers has deteriorated, whether due to customer-specific or general economic issues, an increase in the allowance may be made. Accounts receivable are written off when all collection attempts have failed.

Foreign Currency

The functional currency of the Company is the United States dollar.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value in the Company's Balance Sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories, as defined by the standard, are as follows:

- Level 1 – Inputs are unadjusted, quoted prices for identical assets or liabilities inactive markets at the measurement date.
- Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.
- Level 3 – Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

For certain of our financial instruments, including accounts receivable, accounts payable, and accrued expenses, the carrying amounts are approximate fair value due to their short-term nature.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, technological advancements that render our technology obsolete, or changes in governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with ASC 718, *"Compensation — Stock Compensation"*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated grant date fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's statement of operations.

The Company estimates fair value of share-based awards using the Black-Scholes model. This model requires the Company to estimate the expected volatility and value of its common stock and the expected term of the stock options; all of which are highly complex and subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. The Company uses an average of similar companies' historical volatility as a basis for its expected volatility. Expected term is computed using the simplified method provided within Securities and Exchange Commission Staff Accounting Bulletin No. 110. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the stock option or warrant.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

Impairment of Long-Lived and Intangible Assets

The Company reviews its long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are not considered recoverable, the Company will recognize an impairment charge that is measured by the amount by which the carrying amount exceeds the fair value of the assets.

Patents are amortized on a straight-line basis over a period of up to ten years. Amortization for each of the next five years is estimated to be approximately $3,000.

2. PROPERTY AND EQUIPMENT

The following table summarizes the Company's major classes of property and equipment:

	2016	2015
Jetpack equipment	$ 853,998	$ 535,746
Less: Accumulated depreciation	(204,904)	(62,504)
Property and equipment, net	$ 649,094	$ 473,242

3. STOCKHOLDERS' EQUITY

As of December 31, 2016, the Company has authorized 20,000,000 shares of common stock, and issued 8,302,528, each having a par value of $0.0001.

During the year ended December 31, 2015, Jetpack HK issued 2,680 shares of common stock to founders in exchange for $11,040 of cash and $493,750 of property and equipment.

During the years ended December 31, 2016 and 2015, a shareholder/officer of the Company paid $78,375 and $26,072, respectively, of expenses on behalf of the Company. These transactions were recorded as an expense and capital contribution during 2016 and 2015.

On September 26, 2016, the Company in connection with the Share Exchange with Jetpack, the shareholders of Jetpack HK exchanged 406,750,000 shares of Jetpack HK common stock for 8,135,000 shares of Jetpack common stock.

Shares Issued for Services

During 2016, the Company issued 166,020 fully vested shares of common stock to a vendor as payment for services, which was estimated by management to be $250,000 on the grant-date.

Warrants

During 2015, the Company issued fully vested warrants to purchase 137,278 shares of common stock at an exercise price of $5.00 per share. The warrants expire on August 31, 2017. The Company estimated the fair market value of the warrants to be $120,000 using the black-scholes valuation model and the following inputs: i) term of 2.0 years, ii) risk-free rate of 1.10%, iii) dividend yield of 0%, and iv) volatility of 30%, which was estimated by management based on the historical volatility of certain peer group public companies. These warrants were fully vested upon grant and recognized as an expense immediately.

4. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company may, from time to time, become involved in various legal proceedings in the normal conduct of its business. The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company.

The Company has raised equity capital in an offering under Regulation Crowdfunding pursuant to the requirements of Section 4(a)(6) of the Securities Act of 1933, which exempts the offer and sale of securities from certain registration requirements. In the event the Company fails to comply with the rules, regulations and requirements promulgated by the governing authorities associated with this exempt offering, regulators may require us to remediate a lack of compliance, which could have a material impact to the Company's consolidated financial position or results of operations.

Major Vendors

The Company utilizes one vendor for a significant portion of its product development, including product design, manufacture, and prototyping. Any interruption in the services from this significant vendor could have a significant impact on the Company's ability to develop its product and offer it for sale to future customers.

5. INCOME TAXES

The Company's book losses and other timing differences result in a net deferred income tax benefit which is offset by a valuation allowance for a net deferred asset of zero. The Company has concluded, in accordance with the applicable accounting standards, that it is more likely than not that the Company will not realize the benefit of all of its deferred tax assets. Accordingly, management has provided a 100% valuation allowance against its deferred tax assets until such time as management believes that its projections of future profits as well as expected future tax rates make the realization of these deferred tax assets more-likely-than-not. Significant judgment is required in the evaluation of deferred tax benefits and differences in future results from our estimates could result in material differences in the realization of these assets. The Company has recorded a full valuation allowance related to all of its deferred tax assets. The Company has performed an assessment of positive and negative evidence regarding the realization of the net deferred tax asset in accordance with FASB ASC 740-10, "Accounting for Income Taxes." This assessment included the evaluation of scheduled reversals of deferred tax liabilities, the availability of net operating loss carry forwards and estimates of projected future taxable income. The availability of the Company's net operating loss carry forwards is subject to limitation if there is a 50% or more change in the ownership of the Company's stock. The Company has adopted guidance issued by the FASB that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. The Company's policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. The Company has not recognized any unrecognized tax benefits and does not have any interest or penalties related to uncertain tax positions as of December 31, 2015 or December 31, 2016.

As of December 31, 2016, the Company is still determining the amount of net operating loss (NOL) carry forwards, which will expire at various dates through 2037. Deferred income taxes at December 31, 2016 relate primarily to NOL carryforwards. The difference between the Company's effective income tax rate and the statutory income tax rate relates primarily to changes in the valuation allowance for deferred income taxes and permanent differences.

6. RELATED PARTY TRANSACTIONS

During 2016 and 2015, the Company incurred $154,137 and $0, respectively, of expenses to an entity owned by a major shareholder of the Company for design, production, and manufacturing services.

7. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying balance sheet through April 28, 2017, the date the financial statements are available to be issued.

During the period from January 1, 2017 through April 27, 2017, the Company has raised net proceeds of approximately $200,000 from the sale of approximately 31,000 shares of common stock.

CERTIFICATION

I, David Mayman, Principal Executive Officer of Jetpack Aviation Corporation, hereby certify that the financial statements of Jetpack Aviation Corporation included in this Report are true and complete in all material respects.

 _/David Mayman/ _____
David Mayman
Principal Executive Officer